UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025 (Report No. 3).

Commission File Number: 001-40065

IM Cannabis Corp.
(Exact Name of Registrant as Specified in Charter)

Kibbutz Glil Yam, Central District, Israel 4690500
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Amendment to Common Share Purchase Warrants

On August 13, 2025, IM Cannabis Corp. (the “Company”) entered into agreements with the holders of certain common share purchase warrants (the “Warrants”) originally issued by the Company as part of its private placement offering that closed on November 12, 2024 (the “2024 Private Placement”). The Warrants were exercisable immediately upon issuance at an exercise price of C$4.32 per common share and had a termination date of November 12, 2026.

Pursuant to the August 13, 2025 amendments (the “Amendments”), the Company reduced the exercise price of each Warrant from C$4.32 per common share to C$3.43 per common share and extended the expiration date of each Warrant from November 12, 2026 to July 31, 2030. Except as set forth above, all other terms of the Warrants remain unchanged and in full force and effect.

The foregoing descriptions of the Warrants and the Amendments contained herein do not purport to be complete and are qualified in their entirety by reference to the Form of Warrant and the Form of Amendment, which are attached as Exhibits 99.1 and 99.2, respectively, to this Report of Foreign Private Issuer on Form 6-K and are incorporated herein by reference.

Press Release

On August 13, 2025, the Company issued a press release titled: “IM Cannabis Announces Warrant Amendments and Form F-3 Resale Registration Statement Filing”. A copy of this press release is furnished herewith as Exhibit 99.3.

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-288346 and 333-289571) filed with the Securities and Exchange Commission to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Form of Common Warrant (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-3 (File No. 333-289571) filed with the SEC on August 13, 2025)
99.2	Form of Amendment to Common Warrant (incorporated herein by reference to Exhibit 4.5 to Company’s Registration Statement on Form F-3 (File No. 333-289571) filed with the SEC on August 13, 2025)
99.3	Press Release, dated August 13, 2025, titled “IM Cannabis Announces Warrant Amendments”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IM CANNABIS CORP.
(Registrant)

Date: August 13, 2025	By:	/s/ Oren Shuster
	Name:	Oren Shuster
	Title:	Chief Executive Officer and Director